VIA FAX 202-7729205
AND EDGAR

United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549
Miss Christine Adams
Telephone Number: 202-551-3363


Re:      Logica Holdings Inc
         Form 10-KSB for year ended December 31, 2006.
         Filed May 15, 2007

         Form 10-QSB for Quarter Ended June 30, 2007.
         File N0. 0-50621



Dear Miss Adams,

Logica Holdings Inc has reviewed your comments and below has detailed each comment followed by our response along with any additional requested information.

Form 10-Q for the Nine Months Ended September 30, 2007.

Balance Sheet as of September 30, 2007.

     1. We note your responses to our prior comments 1 and 2 set forth in our letter dated January 8, 2008 as well as the information you provided in the amended 8K/A filed January 24, 2008. As communicated to you in our conference call today, please provide us with roll-forward schedules for the period from June 30, 2007 through September 30, 2007 for the following accounts:

          o    Common Share Capital;
          o    Additional Paid In Capital;
          o    Retained Earnings (Loss);
          o    Comprehensive Loss;
          o    Property and equipment;
          o    Intangible assets


       _________________________________________________________________
                82 Avenue Road, Toronto, Ontario M5R 2H2, Canada.
                      Telephone 416-9295798 Fax 416-9294093

In your response, please provide as much information as necessary to clarify the nature of each adjustment and entry, so that we can independently obtain a full understanding of how you arrived at the ending balances.


Our responses to your comment letter dated February 14th 2008:

We would first like to point out that after carefully reviewing the balance sheet items in question, we have been able to conclude that each revised balance sheet should state the following:


                                        Plays On the Net    Post Reverse
                                        ----------------    ------------

                                            June 30 2007    Sept 30 2007
                                            ------------    ------------


Common Stock                                     140,725         252,460

Preferred Shares                                    --              --

Additional Paid-In Capital                     1,261,258       5,586,111

Retained Earning                                (710,050)       (710,050)

Net Income (Loss)                               (578,595)     (5,107,968)

Comprehensive Loss / Income                       (8,609)        (77,432)
                                            ------------    ------------

Total Stockholders' Deficit                      104,729         (56,879)
                                            ============    ============





       _________________________________________________________________
                82 Avenue Road, Toronto, Ontario M5R 2H2, Canada.
                      Telephone 416-9295798 Fax 416-9294093



Common Stock and additional paid in Capital:
--------------------------------------------
                                                                Par value           APIC
   6/30/2007     Initial and historical Shareholders               36,783    $ 1,627,169
    7/9/2007     Reverse Merger - POTN Plc                        180,000    $  (180,000)
    7/9/2007     Reverse Merger - Retained Earnings Logica                   $(2,311,628)
   9/26/2007     Shares for services rendered                       9,267    $   292,739
   9/27/2007     Debt Conversion                                   26,410    $   852,095

   9/30/2007     Goodwill  Australia                                    -    $ 4,999,724

   9/30/2007     Disposal of Australian Subsidiaries                    -    $(1,066,357)

   9/30/2007     Forgiveness - Australian Directors                     -    $   111,110
                                                             -------------   -----------
                                                                  252,460    $ 4,324,853
                                                             =============   ===========


Common Stock:
-------------

The Common stock of the Company after the reverse merger was that of Logica Holdings Inc. At June 30 2007 the par value of Common Stock was $ 36,838 and at September 30 2007, the par value was $ 252,460. The difference is depicted above.



Additional Paid In Capital:
---------------------------

The company's additional paid in Capital is the accumulative addition of the June 30 2007 Plays On The net APIC (1,261,258) and the June 30 2007 Logica Holdings APIC (1,627,169). The consolidated Additional Paid In Capital at September 30, 2007 was 5,586,111 and the 2,697,683 difference is depicted above.






       _________________________________________________________________
                82 Avenue Road, Toronto, Ontario M5R 2H2, Canada.
                      Telephone 416-9295798 Fax 416-9294093

Retained Earnings and Net Loss:

Upon reviewing the comments regarding the roll-forward of the retained earnings (and net loss) from June 30, 2007 and September 30, 2007, we have concluded that there were various amendments to be made to the three and nine month ended September 30th 2007 income statement.

The revised 9 months ended September 30th 2007 income statement should have been as follows:

Revenues                                         $            168,170

Cost of Sales                                    $            114,156

                                                 ---------------------
Gross Profit                                     $             54,014
                                                 =====================

Expenditures:
General and Administrative                       $            809,181
Legal and Professional Fees                      $            143,515
Depreciation                                     $             16,666
                                                 --------------------
Total Expense                                    $            969,362
                                                 ====================

Loss from Operations                             $           (915,348)
                                                 ====================

Other Income / Expense
Interest Income                                  $                 26
Interest Expense                                 $             28,935


Provision for Income Tax                         $               --
Impairment of Intangible assets                  $            537,303
                                                 --------------------
Total Other Expenses                             $            566,212
                                                 ====================

Net (Loss) for continuing operation              $         (1,481,559)
                                                 ====================

Discontinued Operations
Gain from discontinued operations                $             31,666
Gain on sale of Subsidiaries                     $          1,341,649
Impairment of Goodwill                           $         (4,999,724)
                                                 --------------------
Net Loss from discontinued Operations            $         (3,626,409)
                                                 ====================

Comprehensive Loss                               $         (5,107,968)
                                                 ====================


       _________________________________________________________________
                82 Avenue Road, Toronto, Ontario M5R 2H2, Canada.
                      Telephone 416-9295798 Fax 416-9294093

The areas that have been revised are as follows:

     o On consolidation we failed included the general and administrative expenses and legal & professional fees of Logica Holdings Inc.
     o We had over depreciated certain assets by $ 7,258. The total depreciation form the 9 months should have been $ 16,666.
     o We had erroneously misallocated the interest expense $ 28,935 in General and Administrative.
     o We failed to include the impairment of the intangible asset $140,450 and "work in Process" $ 396,853. This amounted to $ 537,302 as per the 2006 audit report.
     o We misstated the $ 31,666 as a "Loss from Discontinued Operations" when in effect there was a "Gain from discontinued Operations" of $ 31,666.
     o Finally, we failed to include the Net Loss from Discontinued operations which amounted to $ 3,626,409.


In order to allow you to better comprehend the roll-forward of the retained earnings from June 30, 2007 to September 30, 2007. Please note the revised 3 month ended September 30th 2007 Income Statement:

Revenues
                                                                  168,170


Cost of Sales                                                     114,156
                                                       ------------------

Gross Profit                                                       54,014
                                                       ==================

Expenditures:

General and Administrative                                        274,835

Legal and Professional Fees                                       128,461

Depreciation                                                        6,741
                                                       ------------------

Total Expense                                                     410,036
                                                       ==================


Loss from Operations                                             (356,022)
                                                       ==================

Other Income / Expense

Interest Income                                                        26

Interest Expense                                                    9,666

Provision for Income Tax                                             --

Impairment of Intangible Assets                                   537,302
                                                       ------------------

Total Other Expenses                                              546,942
                                                       ==================


       _________________________________________________________________
                82 Avenue Road, Toronto, Ontario M5R 2H2, Canada.
                      Telephone 416-9295798 Fax 416-9294093

Net (Loss) for continuing operation                              (902,964)
                                                       ==================

Discontinued Operations

Gain from discontinued operations                                  31,666

Gain on sale of Subsidiaries                                    1,341,649

Impairment of Goodwill                                         (4,999,724)
                                                       ------------------

Net Loss from discontinued Operations                          (3,626,409)
                                                       ==================


Comprehensive Loss                                             (4,529,373)
                                                       ==================


The areas that have been revised are as follows:

     o On consolidation we failed included the general and administrative expenses and legal & professional fees of Logica Holdings Inc.
     o We had over depreciated certain assets by $ 4,046. The total depreciation form the 3 months should have been $ 6,741.
     o We had erroneously misallocated the interest expense $ 9,666 in General and Administrative.
     o We failed to include the impairment of the intangible asset $140,450 and "work in Process" $ 396,853. This amounted to $ 537,302 as per the 2006 audit report.
     o We misstated the $ 31,666 as a "Loss from Discontinued Operations" when in effect there was a "Gain from discontinued Operations" of $ 31,666.
     o Finally, we failed to include the Net Loss from Discontinued operations which amounted to $ 3,626,409.


The net loss at June 30th 2007 was $ 578,595 and the accumulative net loss at September 30th 2007 was $ 5,107,968 hence the net loss for the 3 months ended September 30th 2007 was $ 4,529,373.





       _________________________________________________________________
                82 Avenue Road, Toronto, Ontario M5R 2H2, Canada.
                      Telephone 416-9295798 Fax 416-9294093

Responses to Property & Equipment & responses to intangible assets:

The asset value stated on the 8K/A filed January 24th 2008 was as follows:

Intangible Assets                               $           141,622
PP&E                                            $           682,516
                                                -------------------
                                                $           824,138
                                                ===================


The $141,622 was erroneously classified as an intangible asset instead of an "Other Current Asset".

The Property and Plant was also misstated for various reasons:

     1) We erroneously used an incorrect Exchange Rate. The total value of the assets should have been stated as $ 656,485 instead of $ 682,516. The difference between the two figures was an approximate 4% exchange rate difference.

     2) We still were including the $ 537,302 of Intangible assets and "Work In Process" that was duly impaired at September 30th 2007.


The revised asset value at September 30th 2007 was $ 112,860. This figure was the product of the following calculation:

Tangible Assets                                 $            82,936
Intangible Assets                               $           170,374
Work In Process                                 $           396,852
Impairment - Intangibles                        $          (140,450)
Impairment - Work In Process                    $          (396,852)
                                                -------------------
                                                $           112,860
                                                ===================



Yours sincerely,

Enzo Taddei
CFO - Logica Holdings Inc.



       _________________________________________________________________
                82 Avenue Road, Toronto, Ontario M5R 2H2, Canada.
                      Telephone 416-9295798 Fax 416-9294093